02045382

FORM 6-K



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report of Foreign Issuer
for the period of 1st May 2002 to 31st May 2002

PE

**British Biotech plc**

Thames Court
Watlington Road
Oxford OX4 6LY
England



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40F.

Form 20F __X__ Form 40F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82 - ____

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

**BRITISH BIOTECH PLC**
(Registrant)

By: [signature] Date : 19th June 2002

Name: Tony Weir
Title: Finance Director

19th June 2002

Company Announcements Office
Stock Exchange
London
EC2N 1HP

**By fax: 0207 588 6057**

Dear Sir,

Pursuant to the terms of the remuneration agreed between British Biotech plc and its subsidiaries ("British Biotech") and its Chairman, Mr Chris Hampson, it is announced that Mr Hampson, on 19th June 2002, acquired 31,211 ordinary shares in British Biotech at a price of 9.5p per share.

Following this purchase, Mr Hampson is interested in a total of 643,958 ordinary shares.

Yours faithfully

Sian Bishop
Legal Counsel

20 May, 2002

# Data from ongoing Phase I/II clinical study of BB-10901/huN901-DM1 presented at 2002 meeting of American Society of Clinical Oncology

British Biotech (LSE: BBG, Nasdaq: BBIOY) and ImmunoGen, Inc. (Nasdaq: IMGN) today announced the presentation of safety and pharmacokinetic data from the first human clinical trial of the Tumour-Activated Prodrug product, BB-10901/ huN901-DM1. Early evidence of biological activity was also reported.

BB-10901 is an immunoconjugate of the cytotoxic maytansinoid drug, DM1, with the humanised monoclonal antibody huN901. The drug is designed to selectively kill certain types of cancer cells including those found in small cell lung cancer tumours.

The ongoing Phase I study is in patients with advanced small cell lung cancer and other solid tumours potentially targeted by the drug and is designed to evaluate the pharmacokinetics and maximum tolerated dose of BB-10901 when administered as a single infusion once a week. Once the maximum tolerated dose has been established, an additional 40 patients will be treated in the Phase II portion of the study at that dosage.

The data were presented yesterday (Sunday 19 May) by the study's Principal Investigator, Frank V. Fossella, MD, of the Houston-based University of Texas M. D. Anderson Cancer Center, at the 2002 meeting of the American Society of Clinical Oncology (ASCO), currently taking place in Orlando, Florida.

So far, 23 patients have been enrolled in the study. Of these, 11 had relapsed after responding to earlier chemotherapy treatment, nine had shown no response to previous chemotherapy and three patients with neuroendocrine tumours had received no prior treatment. Patients have been recruited in groups of four and have been dosed with the drug once a week for four weeks, followed by two weeks off treatment. Dosing has been completed at 5, 10, 20 and 40 $mg/m^2$ and patient recruitment and dosing at the fifth level of $60mg/m^2$ is continuing.

Repeated cycles of BB-10901 at doses up to and including $40mg/m^2$ have been well-tolerated. No dose-limiting toxicity has been found at these levels, nor has there been any evidence to date of haematologic or cardiac toxicity. At the $60mg/m^2$ dosage level, two patients have experienced dose-limiting events but it is unclear if these were drug-related. Pharmacokinetic analysis has shown the agent to have a half-life of around one day at the 40 $mg/m^2$ dose.

One patient had a transient partial response (>50% tumour reduction) at the $40mg/m^2$ dosage level. Another patient had a minor response (>35% tumour reduction) at the $60mg/m^2$ level. Two additional patients had disease stabilisation.

Later this year, British Biotech plans to open a second Phase I study of BB-10901 to evaluate the effects of the drug when given on a more frequent dosing regime. This follows the grant last month of a Clinical Trials Exemption (CTX) by the UK's Medicines Control Agency for this study. More information will be published when the study begins.

British Biotech acquired rights to develop and commercialise BB-10901 for Europe and Japan under an agreement with ImmunoGen in May 2000. ImmunoGen retained commercialisation rights for the US and the rest of the world.

----ends----

***For British Biotech***

*This news release contains forward-looking statements that reflect the Company's current expectations regarding future events. Forward-looking statements involve risks and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including the success of the Company's research strategies, the applicability of the discoveries made therein, the successful and timely completion of clinical studies and the uncertainties related to the regulatory process.*

***For ImmunoGen,Inc.***

*This press release includes forward-looking statements based on management's current expectations. Factors that could cause future results to differ materially from such expectations include, but are not limited to: the success of the Company's research strategy; the applicability of the discoveries made therein; the difficulties inherent in the development of pharmaceuticals, including uncertainties as to the timing and results of preclinical studies; delayed achievements of milestones; reliance on collaborators; uncertainty as to whether the Company's potential products will succeed in entering human clinical trials and uncertainty as to the results of such trials; uncertainty as to whether adequate reimbursement for these products will exist from the government, private healthcare insurers and third-party payors; and the uncertainties as to the extent of future government regulation of the pharmaceutical business; and other factors described in ImmunoGen's periodic filings with the Securities and Exchange Commission.*

**Enquiries**


**British Biotech plc**

| | |
|---|---|
| Dr Elliot Goldstein, Chief Executive Officer | 01865 781166 |
| Tony Weir, Finance Director | |
| **Media contacts for British Biotech** | |
| John Olsen/Georgina Briscoe, Hogarth Partnership (UK) | 0207 357 9477 |
| Duke Coffey, GA Kraut (USA) | 001 212 696 5600 |

**ImmunoGen, Inc.**

| | |
|---|---|
| Carol Hausner, Senior Director, Investor Relations and Corporate Communications | 001 617 995 2500 |
| **Media contact for ImmunoGen, Inc.** | |
| Pete Holmberg, Rx Communications, LLC | 001 917 501 7434 |

## Background notes

### 1. Small cell lung cancer

The incidence of new cases of small cell lung cancer is around 100,000 a year in the world's major markets. The disease accounts for around 20 per cent of lung cancers and has a highly aggressive clinical course; without treatment median survival is two to four months. The tumour spreads rapidly and the majority of patients have extensive metastases on diagnosis. In patients with extensive disease, treatment with chemotherapy and radiation produces good initial response rates (total response 79-85 per cent, complete response 20-30 per cent) but relapse is rapid and median survival is six to 12 months. Patients with limited disease at diagnosis have an overall response rate of 65-90 per cent, a complete response rate of 45-75 per cent and a median survival of 16 to 24 months. In both cases, existing chemotherapy treatments cause significant toxicity. After relapse, further treatment is generally ineffective and the survival time is two to three months.

### 2. TAP Technology

ImmunoGen developed its Tumour-Activated Prodrug (TAP) technology to address the need for improved cancer therapies by delivering highly potent cytotoxic agents directly to tumour cells with minimal harm to healthy tissue. Each TAP product is comprised of a highly potent small molecule effector drug conjugated to a tumour-targeting monoclonal antibody. The TAPs are designed to act as prodrugs and remain nontoxic while circulating in the body, only activated once they are internalised by the target cell. In preclinical studies, TAPs have shown therapeutic efficacy and complete cures at doses with no clinical signs of toxicity. [RVJ Chari et al., Proceedings of AACR, 39:4382 (1998)]

### 3. About ImmunoGen, Inc.

ImmunoGen, Inc. develops innovative biopharmaceuticals for the treatment of cancer. The Company's TAP technology couples highly potent cytotoxic agents with tumor-targeting antibodies to create effective new treatments for cancer with minimal damage to normal tissue. Two TAP products developed by ImmunoGen are in clinical trials - huN901-DM1/BB-10901 and cantuzumab mertansine; the latter is licensed to GlaxoSmithKline. Several companies are advancing TAP products comprised of ImmunoGen's TAP technology and the partner's antibody - Genentech (Trastuzumab-DM1), Millennium (MLN591DM1) and Boehringer Ingelheim (bivatuzumab mertansine). ImmunoGen also has multi-target agreements with Genentech, Abgenix, and Millennium that can potentially yield additional TAP products.

### 4. About British Biotech

British Biotech is a biopharmaceuticals company that aims to develop and commercialise specialist drugs for serious illnesses. It currently has four products in patient trials, supplemented by three focused and innovative laboratory research programmes. Cash reserves of more than £50 million and recognised expertise in research and clinical development provide the resources to advance these programmes and the basis for the creation of lasting shareholder value.

*Clinical products*

**BB-10901** – A Tumour-Activated Prodrug product, in Phase I/II in small cell lung cancer. British Biotech acquired exclusive European and Japanese development and commercialisation rights to BB-10901 from ImmunoGen Inc. (Boston, USA) in May 2000.

**E21R** – A modified form of GM-CSF, currently in Phase II in acute myeloid leukaemia. British Biotech obtained exclusive worldwide development and commercialisation rights to E21R from BresaGen Ltd (Adelaide, Australia) in December 2000.

**MG98** – A second generation antisense DNA compound, currently in Phase II in various cancers. British Biotech acquired exclusive European development and commercialisation rights to MG98 from MethylGene Inc. (Montreal, Canada) in February 2002.

**BB-10153** – A novel thrombolytic, entering Phase II in heart attack patients. The Phase II study is being conducted by the Thrombolysis in Myocardial Infarction Study Group, a US-based investigative team at the forefront of clinical research into acute coronary syndromes over the past two decades.

*Research programmes*

**Antibiotic Programme** – This work is based on British Biotech research into the use of peptide deformylase inhibitors (PDFIs) to treat infectious disease. The objective is to start a clinical study in patients with serious chest infections in 2002.

**Anti-Inflammatory Programme** – In October 2000 British Biotech and Serono SA (Geneva, Switzerland) established a joint research programme to identify new treatments for serious inflammatory diseases, particularly multiple sclerosis.

**Cancer Programme** – British Biotech has an exclusive option to take up European development and commercialisation rights over MethylGene's cancer research programme in small molecule inhibitors of DNA methyltransferase.

In addition to the collaborations noted above, British Biotech has collaborative agreements with Schering-Plough Corporation, OSI Pharmaceuticals, Inc., DevCo Pharmaceuticals Ltd and Tanabe Seiyaku Co. Ltd.